Exhibit 99.1

Eros International Plc Reports Third Quarter Fiscal Year 2015 Results

Financial Highlights

Three Months Ended December 31, 2014

Revenues increased by 15.1% to $100.4 million, compared to $87.2 million in the prior year period

Currency comparable revenues increased by 14.5%

Adjusted EBITDA increased by 8.6% to $49.2 million, compared to $45.3 million in the prior year period(1)

Net income increased by 32.5% to $25.3 million, compared to $19.1 million in the prior year period(1)

Nine Months Ended December 31, 2014

Revenues increased by 13.6% to $195.7 million, compared to $172.2 million in the prior year period

Currency comparable revenues increased by 15.3%

Adjusted EBITDA increased by 6.0% to $71.2 million, compared to $67.2 million in the prior year period(1)

Net income decreased by 12.3% to $27.0 million, compared to $30.8 million in the prior year period(1)

(1)	A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also "Non-GAAP Financial Measures".

Isle of Man, UK – February 17, 2015: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported its quarterly financial results for the three and nine months ended December 31, 2014.

Kishore Lulla, Eros’s Executive Chairman said, “I am extremely proud of the work we have done at Eros to establish a strong position in the fragmented and growing $20 billion Indian entertainment market. We are leveraging our large content library, global distribution network and market strength to sustain solid growth and momentum across our three strategic verticals – filmed entertainment, pay television, and digital. We are also beginning to explore additional opportunities to enter the pay television market with Hindi movie and Hindi music channels to take a share of the approximately 140 million pay television subscribers in India today. Growing the ErosNow user base worldwide remains a top priority for us, and we expect that our announced proposed acquisition of Universal Power Systems Private Limited (“Techzone”) will give us the momentum to continue to grow this business and increase shareholder value over the long-term.”

Jyoti Deshpande, Eros’ Managing Director and Chief Executive Officer, said “Our solid performance in the third quarter and year to date demonstrates the strength of our strategy of investing in high quality Indian film content and our ability to monetize that content across various distribution platforms in India and globally. We believe our ErosNow platform is also scaling well, surpassing 14 million registered users this quarter.

“Looking ahead, our slate for Fiscal Year 2016 contains a significant number of high and medium budget releases, as well as two out of the three festive holiday release dates, of Eid and Christmas. We are also exploring new opportunities to enter the pay television market in the next year, with Hindi movie and music channels. Similar to our ErosNow platform, we plan to create a premiere windowing strategy with exclusive content for online monetization for our own channels before syndicating to others, providing us with a valuable income stream.”

Operational Highlights

•	Strong Q3 Fiscal 2015 film slate highlights: Lingaa (Tamil), Action Jackson (Hindi), Happy Ending (Hindi) and Kaththi (Tamil) were released in the third quarter. The Company released a total of 13 films in the three months ended December 31, 2014 of which three were high budget films and the rest were medium or low budget films.

•	ErosNow, the Company’s dedicated online entertainment platform offering full length movies, music, music videos and television shows now has over 14 million registered users worldwide with a combination of free, transactional and premium users, across all its platforms. Just over 10 million of these customers are mobile users in India.

•	On February 13, 2015, the Board of Directors of Eros International Media Limited (“EIML”) approved the acquisition of a 100% stake in Techzone, subject to the approval of the shareholders of EIML by postal ballot, applicable regulatory approvals and other closing conditions customary to transactions of this nature. The acquisition will be for non-cash consideration, by issuance of new equity shares of EIML to the shareholders of Techzone.

•	On January 28, 2015, the Company announced that it had partnered with RailTel Corporation of India Ltd (“RailTel”), one of the largest telecom infrastructure service providers in India, and a government of India public sector company, under the Ministry of Railways, to provide ErosNow broadband streaming services to railway passengers.

•	On December 1, 2014, the Company held its 2014 annual general meeting in Fort Anne, Douglas, Isle of Man. All of the resolutions submitted to the Company’s shareholders at the 2014 annual general meeting were duly approved and passed.

•	In January 2015 Ajit Thakur joined Eros as Chief Executive Officer of our new production label, Trinity Pictures. Ajit has a strong film and television background and will focus on developing Indian super-hero franchises and other new genres.

•	With Tevar (Hindi) and Shamitabh (Hindi) already released, the release of Badlapur (Hindi), NH 10 (Hindi) and Uttama Villian (Tamil) will complete our Fiscal 2015 releases. We expect our Fiscal 2016 slate to be strong, with films such as Bajarangi Bhaijaan (Hindi), Dil Dhadakne Do (Hindi), Hero (Hindi), Tanu Weds Manu 2 (Hindi), Bajirao Mastani (Hindi), Masss (Tamil), Rajini Murugan (Tamil), Gabbar Singh 2 (Telugu), Life of Josekutty (Malayalam), among others.

Eros International Plc Financial Highlights:

	Three Months Ended December 31,			Nine Months Ended December 31,
(dollars in millions)	2014	2013	% change	2014	2013	% change

Revenue	$100.4	$87.2	15.1	$195.7	$172.2	13.6

Gross Profit	55.3	50.5	9.5	87.9	80.8	8.8

Operating profit	43.3	37.7	14.9	54.0	52.3	3.3

Adjusted EBITDA(1)	49.2	45.3	8.6	71.2	67.2	6.0

(1)  A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income are included at the end of this release. See also "Non-GAAP Financial Measures".

Constant currency comparable revenues for the three months ended December 31, 2014 and the three months ended December 31, 2013 were $100.4 million and $87.7 million, respectively, based on the average rates of exchange for the three months ended December 31, 2014. In the nine months ended December 31, 2014 and the nine months ended December 31, 2013, constant currency comparable revenues were $195.7 million and $169.8 million, respectively, based on the average rates of exchange for the three and nine months ended December 31, 2014. The average rates of exchange used to convert Indian Rupee to U.S. dollars were INR 60.9 to $1.00 and INR 60.1 to $1.00, respectively, for the three and nine months ended December 31, 2014, and December 31, 2013, respectively.

Financial Results For The Three and Nine Months Ended December 31, 2014

Revenue

Revenue increased by 15.1% to $100.4 million in the three months ended December 31, 2014, compared to $87.2 million in the three months ended December 31, 2013. For the nine months ended December 31, 2014, revenue increased by 13.6% to $195.7 million, compared to $172.2 million in the nine months ended December 31, 2013. Eros released 13 new films in the three months ended December 31, 2014, of which there were three high budget films, compared to 15 films in the three months ended December 31, 2013, of which three were high budget films. Eros released 43 new films in the nine months ended December 31, 2014, compared to 41 in the nine months ended December 31, 2013, which were comprised of the following:

	Three months ended
	December 31, 2014	September 31, 2014	June 30, 2014
High budget film releases	3	1	1
Medium budget film releases	1	3	3
Low budget film releases	9	17	5
Total new film releases	13	21	9

	Three months ended
	December 31, 2013	September 31, 2013	June 30, 2013
High budget film releases	3	-	-
Medium budget film releases	2	5	6
Low budget film releases	10	5	10
Total new film releases	15	10	16

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended December 31, 2014, the aggregate revenues from theatrical, television syndication and digital and ancillary were $42.8 million, $36.3 million and $21.3 million, respectively, compared to $41.3 million, $33.0 million and $12.9 million, respectively, for the three months ended December 31, 2013. For the nine months ended December 31, 2014, the aggregate revenues from theatrical, television syndication and digital and ancillary were $79.1 million, $75.4 million and $41.2 million respectively, compared to $77.9 million, $65.0 million and $29.3 million, respectively, for the nine months ended December 31, 2013.

Revenue by customer location from India decreased 3.2% to $41.8 million in the three months ended December 31, 2014, compared to $43.2 million in the three months ended December 31, 2013. In the nine months ended December 31, 2014, revenue by customer location in India decreased 3.0% to $84.0 million, compared to $86.6 million in the nine months ended December 31, 2013.

Revenue from Europe increased 69.9% to $14.1 million in the three months ended December 31, 2014, compared to $8.3 million in the three months ended December 31, 2013. In the nine months ended December 31, 2014, revenue from Europe increased 61.5% to $28.9 million, compared to $17.9 million in the nine months ended December 31, 2013.

Revenue from North America increased 90.6% to $6.1 million in the three months ended December 31, 2014, compared to $3.2 million in the three months ended December 31, 2013. In the nine months ended December 31, 2014, revenue from North America increased 36.3% to $12.4 million, compared to $9.1 million in the nine months ended December 31, 2013.

Revenue from the rest of the world increased 18.5% to $38.5 million in the three months ended December 31, 2014, compared to $32.5 million in the three months ended December 31, 2013. In the nine months ended December 31, 2014, revenues from the rest of the world increased 20.1% to $70.4 million, compared to $58.6 million in the nine months ended December 31, 2013.

Cost of sales

Cost of sales increased by 22.9% to $45.1 million in the three months ended December 31, 2014, compared to $36.7 million in the three months ended December 31, 2013, primarily due to an increase in amortization costs of $3.7 million, from $28.1 million in the three months ended December 31, 2013 to $31.8 million for the three months ended December 31, 2014, reflecting additions to the catalogue films and prior released content. In addition, the Company incurred content impairment charges of $2.0 million in the three months ended December 31, 2014 as compared to no charges in the three months ended December 31, 2013.

Cost of sales increased 17.9% to $107.8 million in the nine months ended December 31, 2014, compared to $91.4 million in the nine months ended December 31, 2013, primarily due to an increase in amortization costs from $71.6 million in the nine months ended December 31, 2013 to $82.3 million in the nine months ended December 31, 2014, reflecting additions to the catalogue films and prior released content. In addition, the Company incurred content impairment charges of $2.8 million in the nine months ended December 31, 2014 as compared to no charges in the nine months ended December 31, 2013.

Gross profit

Gross profit was $55.3 million in the three months ended December 31, 2014, compared to $50.5 million in the three months ended December 31, 2013. The increase is primarily attributable to increased revenues in proportion to costs generated by the new release slate, as well as the timing of contribution of revenue from catalogue sales. As a percentage of revenues, our gross profit margin was 55.1% in the three months ended December 31, 2014, compared to 57.9% in the three months ended December 31, 2013.

For the nine months ended December 31, 2014, gross profit was $87.9 million, compared to $80.8 million in the nine months ended December 31, 2013, primarily due to an increase in revenues in proportion to costs generated by the new release slate as well as the timing of contribution of revenue from catalogue sales. As a percentage of revenues, our gross profit margin was 44.9% in the nine months ended December 31, 2014 compared to 46.9% in the nine months ended December 31, 2013.

Income Taxes

The provisions for income taxes on income were $11.6 million and $11.2 million for the three months ended December 31, 2014 and 2013, respectively. The provisions for income taxes on income were $16.3 million and $15.1 million for the nine months ended December 31, 2014 and 2013, respectively. Effective income tax rates were 25.1%, excluding non-deductible share based payment charges and losses on fair valuation of derivatives.

Adjusted EBITDA

Adjusted EBITDA was $49.2 million in the three months ended December 31, 2014, compared to $45.3 million in the three months ended December 31, 2013. The increase reflects the increased gross profit in the period offset partially by higher administrative costs as the Company invests in growing its digital revenues. In the nine months ended December 31, 2014, Adjusted EBITDA was $71.2 million compared to $67.2 million in the nine months ended December 31, 2013.

Conference Call

Eros will host a conference call today at 8:30 a.m. ET. To access the call please dial (888) 753-4238 from the United States, or (706) 643-3355 from outside the U.S. The conference call I.D. number is 80056053. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through March 3, 2015 by dialing (800) 585-8367 from the U.S., or (404) 537-3406 from outside the U.S. The conference call I.D. number is 80056053. This call will also be available as a live webcast which can be accessed at Eros’ Investor Relations Website.

Non-GAAP Financial Measures

Net Income

The Company uses the term Net Income, as the International Financial Reporting Standards (“IFRS”) define the term as synonymous with profit for the period.

Adjusted EBITDA

In addition to the results prepared in accordance with IFRS provided in this release, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA (“Adjusted Earnings Before Interest, Tax, Depreciation and Amortization”) along with other IFRS measures, to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs), adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation to IFRSs measures.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros’ future prospects, developments and business strategies. Similarly, statements that describe Eros’ strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in our Prospectus dated July 9, 2014 filed with the U.S. Securities and Exchange Commission. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film Release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com

Eros Now, the company’s on-demand entertainment portal accessible via internet-enabled devices, was launched in 2012 and includes a selection of hundreds of movies and thousands of music videos. We expect that Eros Now will eventually include the company’s full film library, as well as further third party content. For further information please visit: www.erosnow.com

Eros International Plc

Mark Carbeck
Chief Corporate & Strategy Officer
+44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1864
Email: wclay@sloanepr.com

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

	December 31, 2014 (unaudited)	March 31, 2014
ASSETS
Non-current assets
Property, plant and equipment	$9,350	$10,166
Goodwill	1,878	1,878
Intangible assets-trade name	14,000	14,000
Intangible assets – content	673,663	577,704
Intangible assets – others	1,936	1,515
Available-for-sale financial assets	30,319	30,340
Trade receivables and other receivables	10,047	12,056
Deferred tax assets	99	77
Total Non –current assets	$741,292	$647,736

Current assets
Inventories	$516	$566
Trade receivables and other receivables	181,874	111,649
Current tax receivable	288	611
Cash and cash equivalents	197,789	145,449
Total current assets	380,467	258,275

Total assets	$1,121,759	$906,011

LIABILITIES
Current liabilities
Trade and other payables	$26,976	$31,611
Short-term borrowings	82,176	92,879
Current tax payable	9,132	4,090
Total current liabilities	$118,284	$128,580

Non-current liabilities
Long-term borrowings	$238,318	$165,254
Other long-term liabilities	328	393
Derivative financial instruments	16,803	11,483
Deferred tax liabilities	24,122	22,260
Total Non-current Liabilities	$279,571	$199,390

Total liabilities	$397,855	$327,970
Equity
Share capital	$30,549	$26,322
Share premium	339,763	223,333
Reserves	367,978	342,856
Other components of equity	(45,208)	(39,315)
JSOP reserve	(24,475)	(25,505)

Equity attributable to equity holders of Eros International Plc	$668,607	$527,691
Non-controlling interest	55,297	50,350

Total equity	$723,904	$578,041
Total liabilities and shareholders’ equity	$1,121,759	$906,011

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS INCOME

(Unaudited; in thousands, except per share amounts)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2014	2013	2014	2013
Revenue	$100,405	$87,187	$195,682	$172,174
Cost of sales	(45,064)	(36,695)	(107,793)	(91,359)
Gross profit	55,341	50,492	87,889	80,815
Administrative cost	(11,996)	(12,745)	(33,897)	(28,536)
Operating profit	43,345	37,747	53,992	52,279
Financing costs	(4,000)	(1,995)	(8,443)	(7,137)
Finance income	1,461	309	3,569	1,292
Net finance costs	(2,539)	(1,686)	(4,874)	(5,845)
Other (losses)	(3,883)	(5,758)	(5,770)	(581)
Profit before tax	36,923	30,303	43,348	45,853
Income tax expense	(11,623)	(11,191)	(16,312)	(15,099)
Profit for the period	$25,300	$19,112	$27,036	$30,754

Attributable to:
Equity holders of Eros International Plc	$20,956	$15,765	$20,020	$24,576
Non-controlling interest	4,344	3,347	7,016	6,178

Earnings per share(cents)
Basic earnings per share	37.2	39.2	37.5	57.9
Diluted earnings per share	36.3	38.9	36.6	57.7

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS

(Unaudited; in thousands)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2014	2013	2014	2013

Profit for the period	$25,300	$19,112	$27,036	$30,754

Other comprehensive (loss)/income:

Items that will be subsequently reclassified to profit and loss
Exchange differences on translating foreign operations	(3,262)	1,841	(9,001)	(19,542)
Cash flow hedges
Reclassification to profit and loss	201	308	603	925
1
Total other comprehensive (loss)/income for the period	$(3,061)	$2,149	$(8,398)	$(18,617)
Total comprehensive income for the period net of tax	$22,239	$21,261	$18,638	$12,137

Attributable to:
Equity holders of Eros International Plc	$18,868	$17,383	$14,126	$11,804
Non-controlling interest	3,371	3,878	4,512	333

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Nine Months Ended December 31,
	2014	2013
Cash flows from operating activities:
Profit before tax	$43,348	$45,853
Adjustments for:
Depreciation	866	519
Share-based payment	16,320	13,721
Amortization of intangible film rights and related content	82,335	71,566
Amortization of other intangibles assets	371	325
Other non-cash items	5,554	(6,372)
Net finance costs	4,874	5,845
(Gain)/loss on disposal of property, plant and equipment	(3)	5
Changes in trade receivables and other receivables	(64,911)	(31,608)
Changes in inventories	28	31
Changes in trade payables and other payables	(2,669)	(764)
Cash generated from operations	86,113	99,121
Interest paid	(6,456)	(5,215)
Income taxes paid	(7,846)	(3,297)
Net cash generated from operating activities	$71,811	$90,609

Cash flows from investing activities:
Advance in relation to probable acquisition of an undertaking	(2,465)	—
Purchases of property, plant and equipment	(372)	(90)
Proceeds from disposal of property, plant and equipment	22	12
Purchase of intangible film rights and related content	(192,277)	(128,132)
Purchase of other intangible assets	(829)	(84)
Interest received	2,085	2,004
Net cash used in investing activities	$(193,836)	$(126,290)

Cash flows from financing activities:
Proceeds from issue of share capital, net of transaction cost related to equity transaction $6,057 (2013:Nil)	108,531	50,554
Proceeds from issue of shares by subsidiary	1,457	—
Proceeds from issue of treasury shares	888	—
Proceeds from issuance of short term debt	9,495	21,291
Repayment of short term debt (net)	(15,184)	(2,875)
Proceeds from long term borrowings, net of transaction costs of $1,845 (2013: Nil)	91,672	18,095
Repayment of long term borrowings	(17,829)	(13,977)
Net cash generated from financing activities	$179,030	$73,088

Net increase in cash and cash equivalents	57,005	37,407
Effect of exchange rate changes on cash and cash equivalents	(4,665)	(4,007)
Cash and cash equivalents, beginning of period	145,449	107,642
Cash and cash equivalents, end of period	$197,789	$141,042

Supplemental financial Data

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
	(in thousands)
Revenue by customer location
India	$41,791	$43,213	$83,974	$86,614
Europe	14,053	8,315	28,881	17,870
North America	6,097	3,162	12,389	9,075
Rest of the world	38,464	32,497	70,438	58,615
Total Revenue	$100,405	$87,187	$195,682	$172,174

BORROWINGS

An analysis of borrowings is shown in the table below.

	Nominal Interest Rate	Maturity	As at December 31, 2014	As at March 31, 2014
		%
Asset backed borrowings

Term loan	BPLR+2.75%	2014-15	$—	$165
Term loan	13.30 – 15.00%	2014-15	263	645
Term loan	10.25%	2017-18	151	12
Term loan	11.30	2019-20	2	9
Term loan	5.00% – 7.00%	2019-20	17	17
Term loan	BPLR+1.80%	2016-17	11,868	16,650
Term loan	BPLR+2.75%	2017-18	3,286	4,384
Term loan	13.10%	2018-19	11,078	—
Term loan	BPLR+2.75%	2018-19	—	2,679
Export credit & overdraft	BPLR+1.00% - 3.50%	—	12,828	15,695
Export credit & overdraft	LIBOR+3.50%	—	22,993	23,997
Short term loan	LIBOR+2.75%	—	—	5,500
			$62,486	$69,753
Unsecured borrowings

Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	150,000	158,750
Retail Bond	6.50%	2021-22	77,930	—
Commercial papers	10.00% – 13.00%	—	25,321	13,320
Export credit & overdraft	BPLR+3.90%	—	—	6,735
Short term loan	BPLR+3.50%	—	—	2,775
Other borrowings	10.50%	2021-22	7,766	8,516
			$261,017	$190,096

Nominal value of borrowings			323,503	259,849
Cumulative effect of unamortized cost.			(3,009)	(1,716)
Instalments due within one year			(82,176)	(92,879)
Long-term borrowings - at amortized costs			$238,318	$165,254

Base Rate (“BR”) is the interest rate set by the Bank of England. Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Fair value of the long term borrowing as at December 31, 2014 is $256,124,000 (March 2014: $179,106,000). Fair values of long term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market rates available to the Company and its subsidiaries. Carrying amount of short term borrowings approximates fair value as the facilities have short maturities and can be repaid at anytime with minimal restrictions.

In October 2014, Eros completed an offering of 6.50% Retail Bonds (due 2021), raising £50,000,000 GBP ($77,930,000 USD, at the closing December 31, 2014 exchange rate) in total proceeds net of transaction cost of £1,141,000 ($1,845,000 USD, at the average exchange rate in December 31, 2014). Interest on these bonds is payable biannually on 15 April and 15 October each year.

The terms of the Revolving facility requires certain repayments in excess of the permitted financial indebtedness on the occurrence of a capital markets issue. $11,111,000 of the proceeds from the retail bond offering was potentially due for repayment and classified as due within one year of December 31, 2014. Of this, $10,104,000 was already contractually due for repayment within the next one year and hence an additional $1,007,000 was reclassified as short-term borrowings. The Company has since renegotiated the terms of the facility, and effective February 13, 2015, no prepayment is necessary.

ISSUED SHARE CAPITAL

	Number of Shares	Great British Pounds (GBP)
		(in thousands)
Authorized
A ordinary shares of 30p each at December 31, 2014 and March 31 2014	57,778,113	17,333
B ordinary shares of 30p each at December 31, 2014 and March 31 2014	25,555,220	7,667

	Number of Shares			USD
				(in thousands)
	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares
Allotted, called up and fully paid
As at March 31, 2013	—	—	124,317,367	22,653
Issue of shares on August 12, 2013	—	—	1,431,000	221
Issue of shares on September 18, 2013	—	—	5,029,935	800
Three-for-one stock split and conversion on November 18, 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,630	—	—	2,648
As at March 31, 2014	23,519,340	25,555,220	—	26,322
Issue of shares on July 15, 2014	6,675,000	—	—	3,434
Issue of shares on July 23, 2014	112,445	—	—	58
Issue of shares on September 9, 2014	36,000	—	—	18
Issue of shares on November 24, 2014	331,551	—	—	156
Issue of shares on November 25, 2014	668,449	—	—	315
Issue of shares on December 1, 2014	487,500	—	—	246
As at December 31, 2014	31,830,285	25,555,220	—	30,549

On April 24, 2012, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to effect a three-for-one split of the Company’s share capital, pursuant to which each ordinary share of the Company was subdivided into 3 shares at a par value of GBP 0.30 per share on November 18, 2013. Immediately prior to our listing on the NYSE, all the outstanding ordinary shares were converted into 18,037,710 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares. ‘B’ ordinary shares are held by the Founders Group, which refers to Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla. ‘B’ ordinary shares are entitled to ten votes each and ‘A’ ordinary shares are entitled to one vote each on all matters upon which the ordinary shares are entitled to vote. All other rights of the A and B ordinary shares are the same.

On August 12, 2013, shares were issued for employee bonus/remuneration and contractual arrangements at $3.61 a share based on the mid-market price on AIM on August 12, 2013.

On September 18, 2013, shares were issued for employee bonus/remuneration and contractual arrangements at $4.02 a share based on the mid-market price on AIM on September 18, 2013.

On November 18, 2013, the Company completed the initial public offering of its ‘A’ ordinary shares on the NYSE, pursuant to which the Company issued and sold 5,000,000 ‘A’ ordinary shares at a price of $11.00 per share. Upon listing, the Company issued 299,812 ‘A’ ordinary shares with a fair market value of $11.00 per share, to satisfy the Share awards given to certain eligible employees, and 181,818 ‘A’ ordinary shares with a fair market value of $11.00 per share, to satisfy certain contractual arrangements between the Company and a Director.

On June 5, 2014, the Board of Directors approved an award of 525,000 ‘A’ Ordinary shares with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These awards with no exercise price, vest subject to certain share price conditions being met on or before May 31, 2015 and employee remaining in service until May 31, 2015. On September 24, 2014, subsequent to the share price condition being met, the Board approved the issue of 487,500 shares to directors and employees with the restriction that these would be cancelled if the service condition was not met. These shares were issued on December 1, 2014.

On July 9, 2014, Eros completed a follow-on offering on the NYSE of 6,787,454 shares, including the underwriter’s option, at a price of $14.50 per share to the public, raising $92.3 million in new capital, net of transaction costs of $6.1million. The funds were utilized by the Company by adding to existing cash balances and reducing balances on certain working capital debt facilities.

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued to fulfill an award to certain independent directors at $15.97 per share, based on the mid market price per share on the NYSE on June 5, 2014.

On September 23 and November 17, 2014 the Company received $10,000,000 and $6,193,000 in respect of a prospective private issue of ‘A’ ordinary shares. 331,551 and 668,449 shares were subsequently issued in a private placement on November 24 and 25 at $18.68 and $14.96 per share based on the closing share prices on the NYSE on the day the consideration for shares was received. The shareholder was subsequently appointed as a non-executive Director on December 1, 2014.

During the three months ended December 31, 2014, 80,704 shares held by the Company Employee Benefit Trust were vested and exercised by eligible employees. The Company’s Employee Benefit Trust received proceeds of $888,000 and the JSOP reserve and share premium accounts were adjusted to reflect the proceeds and variation in the share premium.

On November 26, 2014, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 18,600 ‘A’ ordinary share awards. The shares were issued subsequently on January 16, 2015 and recorded at $21.53 per share, the closing price at the date of the settlement agreement.

SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending December 31,		Nine months ending December 31,
	2014	2013	2014	2013
	(in thousands)
JSOP	$442	$47	$1,304	984
IPO India Plan	346	136	444	391
Management Scheme (Staff Share Grant)	5,284	6,869	14,572	12,346
	$6,072	$7,052	$16,320	$13,721

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ Ordinary share awards with a fair market value of $14.95 per award, to certain executive directors and members of senior management. These awards with no exercise price vest subject to certain share price conditions being met on or before May 31, 2015 and employee remaining in service until May 31, 2015. Pursuant to the approval of the Board on September 24, 2014, as noted above, 487,500 of the 525,000 shares under option were issued on December 1, 2014.

On September 12, 2014, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2014 JSOP deed”) in respect of 242,035 of the available ‘A’ ordinary shares that it already held. These options, issued at a strike price of $15.34 and fair value of $4.53 each, are subject to service and performance conditions set out in the 2014 JSOP deed. After May 31, 2017, some or all of the shares under the 2014 JSOP deed will vest automatically if a specified level of total shareholder return and market price per share, as applicable, is met. Until a participant’s rights in these shares vest and any share price condition is met, the rights to vote and receive dividends associated with such unvested shares will remain with the trustee. The level of shareholders’ return is calculated as a percentage movement in the market price of the shares of Eros from the grant date to vesting date.

On April 17, 2012, the Board of Directors approved a grant of 807,648 ‘A’ ordinary share options to certain employees and consultants with an exercise price equal to the initial public offering price per share. Although approved by the Board, no shares/options were issued at such time. On September 24, 2014 the Company granted 674,045 ‘A’ ordinary share options with a fair market value of $5.43 per option. These options with an $11.00 exercise price, subject to continued employment, will vest annually in three equal tranches from the date of grant. Subsequent to September 30, 2014, on October 8, 2014, a further 133,603 ‘A’ ordinary share options were granted to a consultant with no vesting conditions.

On September 24, 2014, the Board approved a grant of up to 250,000 ‘A’ Ordinary share options for the employment and retention of staff. On September 24, 2014, 50,000 options were issued to an employee with a fair market value of $2.94. Subject to continued employment, these options, with a $14.97 exercise price, vest annually in three equal, annual tranches from the date of grant, with the first tranche vesting immediately. A further, 180,000 options were issued to three employees with a fair market values between $3.41 and $3.94. Subject to continued employment, these options with $16.25 and $18.50 exercise prices, vest 25% in July to October 2015 and the balance in equal monthly tranches over a period of 36 months from the initial vesting portion.

On September 24, 2014, the Board approved a grant of 116,730 ‘A’ ordinary share options to certain employees, with a fair market value of $17.07 per option, based on the mid-market price on October 21, 2014. These options with no exercise price, subject to continued employment, will vest annually in three equal tranches from the date of grant.

On November 12, 2015 the Board of Directors approved a grant of 500,000 ‘A’ Ordinary share options to a non-executive Director.  Subject to a continued term as Director, these options will vest annually in five equal, annual tranches from November 12, 2015. These terms were mutually agreed on February 13, 2015.

The vesting and service conditions of all of the other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within our Prospectus and in subsequent reports, subject to changes in respect of share numbers and values based on the three to one share consolidation and the conversion to US dollar based share values based on the exchange rate ruling on the date the shares were listed on the NYSE. The charge for these awards and grants has been included in administrative costs in our applicable income statement.

EARNINGS PER SHARE

	Three months ended December 31,				Nine months ended December 31,
	2014		2013		2014		2013
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings attributable to the equity holders of the parent	$20,956	20,956	$15,765	15,765	$20,020	20,020	$24,576	$24,576
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(151)	—	(113)	—	(283)	—	(97)
Adjusted earnings/loss attributable to equity holders of the parent	$20,956	20,805	$15,765	15,652	$20,020	19,737	$24,576	$24,479
Number of shares
Weighted average number of shares	56,292,913	56,292,913	40,200,510	40,200,510	53,401,957	53,401,957	42,449,756	42,449,756
Potential dilutive effect related to share based compensation scheme	—	1,044,973	—	13,899	—	580,742	—	13,899
Adjusted weighted average number of shares	56,292,913	57,337,886	40,200,510	40,214,409	53,401,957	53,982,699	42,449,756	42,463,655
Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	37.2	36.3	39.2	38.9	37.5	36.6	57.9	57.7

The above table does not split the earnings per share separately for the A Ordinary 30p shares and the B Ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retroactively.

Options under the JSOP can potentially dilute basic earnings per share and have been included as appropriate in the calculation of diluted earnings per share except where they are anti-dilutive. During the three and nine months ended December 31, 2013 2,000,164 shares were not included in diluted earnings per share.

OTHER LOSSES AND GAINS

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
	(in thousands)
(Gains)/losses on disposal of property, plant and equipment	$—	$5	$(3)	$5
Net foreign exchange losses/(gains)	572	(192)	367	(367)
Net losses/(gains) on held for trading financial liabilities	3,311	(1,959)	5,320	(6,961)
Transaction costs related to equity transactions	—	7,904	86	7,904
	$3,883	$5,758	$5,770	$581

The net losses/(gains) on held for trading financial liabilities in the three and nine months ended December 31, 2014 and 2013, respectively, principally relate to derivative instruments not designated in a hedging relationship.

SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses were as follows, except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization.

	Nine months ended December31,
	2014	2013
	(in thousands)
Net loss/(gain) on held for trading financial liabilities	$5,320	$(6,961)
Others	234	589
	$5,554	$(6,372)

PROPOSED UNDERTAKING ACQUISITION

On June 9, 2014, our subsidiary undertaking Eros International Media Limited (“EIML”) executed a term sheet to acquire a controlling stake in Universal Power Systems Private Limited (“Techzone”), a company involved in mobile value added services that has a billing integration in place with major telecom operators in India. On 13 February, 2015, the Board of Directors of EIML approved the acquisition of a 100% stake in Techzone, subject to the approval of the shareholders of the EIML by postal ballot, applicable regulatory approvals and other closing conditions customary to transactions of this nature. The acquisition will be for non-cash consideration, by issuance of new equity shares of EIML to the shareholders of Techzone

It is expected that the transaction will conclude prior to March 31, 2015, subject to fulfillment of requisite legislator approvals and completion of the long form agreement.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
	(in millions)
Net income	$25.3	$19.1	$27.0	$30.8
Income tax expense	11.6	11.2	16.3	15.1
Net finance costs	2.5	1.7	4.9	5.9
Depreciation	0.3	0.2	0.9	0.5
Amortization (1)	0.1	0.1	0.4	0.3
Share based payments (2)	6.1	7.1	16.3	13.7
Net losses/(gains)on held for trading financial liabilities	3.3	(2.0)	5.3	(7.0)
Transaction costs related to equity transactions	—	7.9	0.1	7.9
Adjusted EBITDA	$49.2	$45.3	$71.2	$67.2

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.